UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Rennova Health, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

759757 10 7

(CUSIP Number)

Steven Sramowicz

400 South Australian Avenue, 8th Floor

West Palm Beach, Florida 33401

(561) 855-1626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2015

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons Steven Sramowicz
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,855,659
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 1,855,659
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,855,659
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 12.6%
14.	Type of Reporting Person IN

CUSIP No. 759757 10 7	13D	Page 3 of 6

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Shares"), of Rennova Health, Inc. (f/k/a CollabRx, Inc.), a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 400 South Australian Avenue, 8th Floor, West Palm Beach, Florida 33401.

Item 2.	Identity and Background

This Schedule 13D is being filed by Steven Sramowicz. The business address of Mr. Sramowicz is 400 South Australian Avenue, 8th Floor, West Palm Beach, Florida 33401; and Mr. Sramowicz is an employee of the Issuer and a private investor.

During the last five years, Mr. Sramowicz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Mr. Sramowicz is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The Shares were issued to Mr. Sramowicz, as described in Item 5 below, pursuant to the merger agreement among Medytox Solutions, Inc. ("Medytox"), CollabRx Merger Sub, Inc., and the Issuer, and the consummation of the transactions related thereto (the "Merger").

Item 4.	Purpose of Transaction

Mr. Sramowicz acquired the Shares in connection with the Merger. Mr. Sramowicz may, from time to time, depending upon then market conditions and other factors deemed relevant by Mr. Sramowicz, acquire additional Shares or dispose of the Shares.

Mr. Sramowicz does not have any current plans or proposals which would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

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(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)	Any action similar to any of those actions enumerated above.

Mr. Sramowicz will continue to evaluate the Issuer and its management and may, depending upon such person's then evaluation, seek to formulate plans or proposals, which plans or proposals may result in any of the enumerated actions described above.

Item 5.	Interest in Securities of the Issuer

As of November 2, 2015, Mr. Sramowicz owned of record 1,855,659 Shares (or approximately 12.6% of the total number of Shares of Common Stock of the Issuer currently outstanding), as to which Mr. Sramowicz has sole dispositive and voting power. Such Shares do not include 1,000 shares of the Issuer's Series B Convertible Preferred Stock, owned of record by Mr. Sramowicz.

The Series B Convertible Preferred Stock ranks (a) with respect to liquidation rights (i) senior to the Shares and (ii) senior to all other classes and series of equity securities of the Issuer that by their terms do not rank senior to the Series B Convertible Preferred Stock, including the Series E Convertible Preferred Stock, and (b) with respect to the payment of dividends (i) on parity with the Shares and the Series E Convertible Preferred Stock of the Issuer and (ii) senior to all other classes and series of equity securities of the Issuer that by their terms do not rank senior to the Series B Convertible Preferred Stock.

Each holder of Series B Convertible Preferred Stock is entitled to receive dividends at the same time any dividends are declared and set apart for payment on any Shares, in an amount which such holder would have been entitled to receive if such Series B Convertible Preferred Stock were converted to Shares (assuming that all outstanding shares of Series B Convertible Preferred Stock are convertible on such date).

Upon the liquidation, dissolution or winding up of the Issuer, prior and in preference to any distribution of any assets or funds of the Issuer to any holder of any series of preferred stock ranking junior to the Series B Convertible Preferred Stock or to any holder of Shares, the holders of the Series B Convertible Preferred Stock shall be entitled to be paid an amount per share equal to $5,000 plus any declared and unpaid dividend on the Series B Convertible Preferred Stock. Any (a) consolidation or merger of the Issuer with or into any other entity or any other reorganization (with certain exceptions), (b) transaction or series of related transactions to which the Issuer is a party in which a majority of the Issuer's voting power is transferred (with certain exceptions) or (c) sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Issuer shall also entitle the holders of the Series B Convertible Preferred Stock to receive the liquidation preference described above.

At any time after December 31, 2015, each share of the Series B Convertible Preferred Stock is convertible at the option of the holder at a conversion price of $4.36. Commencing with December 31, 2016 and thereafter on each of December 31, 2017, December 31, 2018, December 31, 2019 and December 31, 2020, an amount equal to 20% of the shares of Series B Convertible Preferred Stock originally issued to each holder of Series B Convertible Preferred Stock (as that percentage may be adjusted upon certain events) shall automatically be converted into Shares.

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Prior to any transfer of any share of Series B Convertible Preferred Stock by any holder, the other holders and the Issuer will have the right, but not the obligation, to purchase such share at a price equal to $5,000 plus any declared but unpaid dividends. In addition, shares of Series B Convertible Preferred Stock may be cancelled for no consideration at the option of the Issuer if the holder breaches certain non-competition obligations.

At any time, at the Issuer's option, shares of the Series B Convertible Preferred Stock may be redeemed at a price per share equal to $5,000 plus any declared but unpaid dividends. The Issuer is not required to redeem the shares of Series B Convertible Preferred Stock proportionately and may at any time redeem shares held by one or any number of holders in any combination. The allocation among the holders of the shares of Series B Convertible Preferred Stock to be redeemed is solely at the discretion of the Issuer.

The shares of Series B Convertible Preferred Stock vote together with the Shares as a single class and each share of Series B Convertible Preferred Stock shall have 1,146 votes.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Materials to be Filed as Exhibits

None.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 10, 2016	/s/ Steven Sramowicz Steven Sramowicz